UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended September 30, 2004

ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576-4000
__________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Holdings, LLC (EHLLC)	Energy related business	November 3, 1997	Delaware	100%	Holding company investing in miscellaneous energy related companies.

Entergy Thermal, LLC (Entergy Thermal)	Energy related business	January 28, 1999	Delaware	100%	Production, sale, and distribution of thermal energy products.

Entergy Power RS LLC (EPRS)	Energy related business	February 25, 1999	Delaware	100%	Holding company investing in qualifying facilities.

RS Cogen, LLC (RS Cogen)	Energy related business	March 25, 1999	Louisiana	50%	Ownership and operation of qualifying facilities.

TLG Services, Inc. (TLG)	Energy related business	December 30, 1986	Connecticut	100%	Provide field services for the decommissioning of fossil and nuclear plants.

Entergy Solutions Ltd. (ESLTD)	Energy related business	August 30, 2000	Texas	100%	Provide competitive energy service and electric sales.

Entergy-Koch Trading, LP (EKTLP)	Energy related business	January 25, 2001	Delaware	50%	Energy marketing and brokering.

EWO GP LLC (EWOGP)	Energy related business	October 30, 2000	Delaware	100%	Holding company investing in energy commodity brokering and related services.

EWO Marketing, LP (EWOM)	Energy related business	October 30, 2000	Delaware	100%	Energy marketing and brokering.

ITEM 1 - ORGANIZATION CHART - Continued
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business
Entergy Solutions Select Ltd. (ESOLS)	Energy related business	March 2, 2001	Texas	100%	Price-to-Beat retail electric provider.

Entergy Nuclear PFS, Inc. (ENPFS)	Energy related business	February 15, 2002	Delaware	100%	Holding company for investment in Private Fuel Storage, LLC.

Private Fuel Storage LLC (Private Fuel Storage)	Energy related business	February 21, 2002	Delaware	9.9%	Development of a spent nuclear fuel storage facility.

Entergy Solutions Supply Ltd. (ESSLT)	Energy related business	August 30, 2000	Texas	100%	Provider of wholesale energy and energy supply acquisition services to Entergy retail electric providers.

Entergy Nuclear Environmental Services, LLC (ENES)	Energy related business	December 10, 2002	Delaware	100%	Formed to provide environmental remediation services for nuclear facilities.

SOURCEONE, INC. (SOURCEONE)	Energy related business	February 16, 2000	Delaware	Non-voting securities only	Energy management services and energy commodity marketing services.

EnerSea Transport, LLC (EnerSea)	Energy related business	March 14, 2001	Texas	~ 1%	Compressed natural gas marine transportation and storage system. Ownership interest transferred August 19, 2004

Entergy Solutions District GP, LLC (ESDGPL)	Energy related business	February 19, 1997	Delaware	100%	General partner of ESDCL.

ITEM 1 - ORGANIZATION CHART - Concluded
Name of reporting company *	Energy or gas related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Entergy Nuclear Services, LLC (ENSL)	Energy related business	June 30, 2004	Delaware	100%	Formed to provide management and operations services for nuclear reactors and environmental remediation services for nuclear facilities (directly or indirectly through project entities).

Entergy Nuclear Operation Services, LLC (ENOS) (new)	Energy related business	July 2, 2004	Delaware	100%	Formed to provide management and operation services for a nuclear reactor.

Entergy Solutions District Cooling, LP (ESDCL)	Energy related business	December 19, 1997	Delaware	100%	Management/servicing of thermal energy and related facilities; production, sale, and distribution of thermal energy products.

* The system companies that directly or indirectly hold securities of each reporting company are set forth in Exhibit 1 to Entergy Corporation's Rule 24 Certificate for the three month period ended September 30, 2004, filed in File No. 70-9123.

EHLLC Activities
During the quarterly period ended September 30, 2004, EHLLC acted as a holding company engaged in investment in energy related companies consistent with Rule 58.

Entergy Thermal Activities
During the quarterly period ended September 30, 2004, Entergy Thermal owned and operated a district cooling and heating system in New Orleans, Louisiana.

EPRS Activities
During the quarterly period ended September 30, 2004, EPRS engaged in the ownership of a 50% interest in RS Cogen.

RS Cogen Activities
During the quarterly period ended September 30, 2004, RS Cogen owned and operated a 425 MW cogeneration facility in Louisiana, constituting a QF under PURPA.

TLG Activities
During the quarterly period ended September 30, 2004, TLG provided cost estimates and field services for the decommissioning of fossil and nuclear plants as well as technical expertise related to environmental testing and remediation.

ESLTD Activities
During the quarterly period ended September 30, 2004, ESLTD was engaged in the sale of power to Texas retail customers.

EKTLP Activities
During the quarterly period ended September 30, 2004, EKTLP engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EWOGP Activities
During the quarterly period ended September 30, 2004, EWOGP acted as a holding company for investing in energy commodity brokering and related services.

EWOM Activities
During the quarterly period ended September 30, 2004, EWOM engaged in the business of marketing the power produced by electric generation assets of affiliates and third-party customers as well as fulfilling the electric energy needs of third-party customers under long-term contracts. The third-party customers are principally electric utilities and municipal cooperatives.

ESOLS Activities
During the quarterly period ended September 30, 2004, ESOLS was in its formative stage. ESOLS was formed for the purpose of providing price-to-beat energy service and electric sales. In July 2004, however, the Public Utility Commission of Texas ordered an indefinite delay in retail open access in the service territory in which ESOLS would provide service.

ENPFS Activities
During the quarterly period ended September 30, 2004, ENPFS acted as a holding company for Entergy's 12.9% member interest in Private Fuel Storage (including a 9.9% Class A member interest with voting rights).

Private Fuel Storage Activities
During the quarterly period ended September 30, 2004, Private Fuel Storage continued efforts relating to obtaining a Nuclear Regulatory Commission license for a proposed spent nuclear fuel storage facility.

ESSLT Activities
During the quarterly period ended September 30, 2004, ESSLT provided energy supply acquisition services to Entergy retail electric providers.

ENES Activities
During the quarterly period ended September 30, 2004, ENES was in its formative stage and in the future intends to provide environmental remediation services for nuclear facilities. Effective August 20, 2004, Entergy Nuclear, Inc. contributed 100% of its membership in ENES to ENSL.

SOURCEONE Activities
During the quarterly period ended September 30, 2004, SOURCEONE provided energy management services and energy commodity marketing services.

EnerSea Activities
During the quarterly period ended September 30, 2004, EnerSea marketed a compressed natural gas marine transportation and storage system called VOTRANS (Volume-Optimized Transport System). VOTRANS is an ocean-going gas delivery service system comprised of large diameter pipes contained within insulated structures integrated onto specially designed and constructed ships. Effective August19, 2004, the ownership interest in EnerSea was transferred to Entergy Koch, LP.

ESDCL Activities
During the quarterly period ended September 30, 2004, ESDCL owned and operated a district cooling system and provided management, operations, and maintenance services for other thermal energy and related systems.

ESDGPL Activities
During the quarterly period ended September 30, 2001, ESDGPL was the general partner of ESDCL.

ENSL Activities
During the quarterly period ended September 30, 2004, ENSL was in its formative stage and in the future intends to provide management and operations services for nuclear reactors and environmental remediation services for nuclear facilities (directly or indirectly through one or more project entities). Effective August 20, 2004, Entergy Nuclear, Inc. contributed 100% of its membership in ENES to ENSL.

ENOS Activities
During the quarterly period ended September 30, 2004, ENOSL was in its formative stage with the intention of providing management and operation services for a nuclear reactor.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
EWOM	Promissory Note	Not to exceed $35,000,000[1]	Issue	3.78%	Entergy Corporation (ETR)	N/A	The full principal amount of each advance ($23,797,105 is the maximum aggregate principal amount that has been outstanding as of September 30, 2004)

ENOS	Member Interest	N/A	Issue	N/A	ENSL	N/A	$1,000 to be paid

Company contributing capital	Company receiving capital	Amount of capital contribution
Entergy Retail Holding Company (ERHC)	ESLTD	$ 3,564,000

ERHC	ESSLT	$ 11,385,000

ERHC	ESOLS	$ 1,782,000

Entergy Select (ESELE)	ESOLS	$ 18,000

Entergy Retail Texas, Inc. (ERTI)	ESSLT	$ 115,000

ERTI	ESLTD	$ 36,000

ERTI	ESSLT	$ 115,000

EWOGP	EWOM	$ 4,543

EWO Marketing Holding, LLC (EWOMH)	EWOM	$ 469,525

_______________________
1.    This note was issued on February 16, 2004 pursuant to an Amendment of a 3/24/03 Intercompany Credit Agreement between Entergy and EWOM ("Original Agreement"). The Original Agreement and related note, as previously amended, provided for borrowings up to an aggregate principal amount of $10,000,000. Pursuant to the Amendment and the new note, the aggregate principal amount of borrowings is now capped at $35,000,000. The Original Credit Agreement and related note, as previously amended, and the note identified above, were inadvertently omitted from earlier reports.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EPRS	RS Cogen	Management, administrative, tax, and accounting services	$ 68,1122	$ -0-	N/A	$ 68,1122

EKTLP	EWOM	Energy commodity marketing services	$ 435,376	$ -0-	N/A	$ 435,376

EKTLP	EWOM	Professional services and back office support	$ 175,713	$ -0-	N/A	$ 175,713

ESSLT	ESLTD	Energy supply acquisition services	$ 1,829,497	$ -0-	N/A	$ 1,829,497

ESSLT	ESOLS	Same as above	$ 7,394	$ -0-	N/A	$ 7,394

EKTLP	Entergy-Koch Trading Ltd. (UK)	Professional services and back office support	$ 31,561	$ -0-	N/A	$ 31,561

EKTLP	Entergy-Koch Trading Ltd. (Canada)	Same as above	$ 71,448	$ -0-	N/A	$ 71,448

EKTLP	Entergy-Koch Trading Ltd. (Canada)	Energy commodity marketing services	$ 36,913	$ -0-	N/A	$ 36,913

____________________
2. These services were provided on a basis other than "at cost," pursuant to the Commission's December 20, 2002 order (HCAR No. 27626).

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies-Continued
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

EWOM	Entergy Power, Inc.	Energy commodity marketing services	$ 205,884	$ -0-	N/A	$205,884

EWOM	Warren Power, LLC	Same as above	$ 205,884	$ -0-	N/A	$205,884

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	EWOM	Professional services and back office support	$ 307,102	$ -0-	N/A	$ 307,102

EEI	EKTLP	Same as above	$ 51,200	$ -0-	N/A	$ 51,200

EEI	EHLLC	Same as above	$ 12,964	$ -0-	N/A	$ 12,964

EEI	Entergy Thermal	Same as above	$ 261,586	$ -0-	N/A	$ 261,586

EEI	ESLTD	Same as above	$ 998,734	$ -0-	N/A	$ 998,734

EEI	ESOLS	Same as above	$ 113,140	$ -0-	N/A	$ 113,140

EEI	TLG	Same as above	$ 83,315	$ -0-	N/A	$ 85,315

EEI	ESSLT	Same as above	$ 2,383	$ -0-	N/A	$ 2,383

EEI	ESDCL	Same as above	$ 126,852	$ -0-	N/A	$ 126,852

EEI	EPRS	Same as above	$ 76,021	$ -0-	N/A	$ 76,021

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies-Concluded
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Same as above	$ 2,639,360	$ -0-	N/A	$ 2,639,360

ESLMS	ESOLS	Same as above	$ 30,315	$ -0-	N/A	$ 30,315

ESLMS	Entergy Thermal	Same as above	$ 10,193	$ -0-	N/A	$ 10,193

Entergy-Koch LP	EKTLP	Same as above	$ 1,038,793	$ -0-	N/A	$1,038,793

ENI	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$ 96,349	$ -0-	N/A	$ 96,349

Entergy Nuclear Operations, Inc.	TLG	Same as above	$ 185,245	$ -0-	N/A	$ 185,245

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of September 30, 2004	$17,244,609,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,586,691,350	Line 2
Greater of $50 million or line 2	2,586,691,350	Line 3

Total current aggregate investment:
Energy management services (SOURCEONE)	1,496,083
Energy marketing and brokering (ESLTD, EKTLP, EWOGPL, EWOM, ESOLS, and ESSLT)	703,411,014
Energy related technical and similar services (EHLLC, Entergy Thermal, TLG, ENES, ESDCL, ENOS, ENSL and ESDGP)	82,800,743
Development and ownership of QFs (RS Cogen and EWOM)	215,159,584
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (ENPFS and Private Fuel Storage)	1,353,000
Total current aggregate investment	1,004,220,424	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,582,470,926	Line 5

ITEM 5 - OTHER INVESTMENTS
Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

    Certificate of filing of Form U-9C-3 for the 2nd Quarter of 2004 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Entergy Corporation

By: /s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer

Dated: November 19, 2004